

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 15, 2015

<u>Via E-mail</u>
Cherif Medawar
Chief Executive Officer
United Group Fund, Inc.
18622 Rocoso Pl
Tarzana, California 91356

> **Re: United Group Fund, Inc.**
> **Amendment No. 1 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted November 23, 2015**
> **CIK No. 0001646036**

Dear Mr. Medawar:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Part I - Notification</u>

<u>Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings</u>

1. We note your response to comment 1 and reissue our comment because we do not see the updated disclosure in Item 4 of Part I of your Form 1-A. We note your disclosure on page 21 that you intend for this offering to remain open for one year following the qualification date of your offering statement. However, you indicate that you do not intend to offer the securities on a delayed or continuous basis pursuant to Rule 251(d)(3). Please revise your disclosure to clarify this inconsistency.

Part II – Offering Circular

Prospectus Summary, page 5

2. We note your revised disclosure in response to comment 4 stating that you will invest in MIGSIF, LLC "where returns exceed 9% annualized return." Please remove this reference to MIGSIF, LLC's annualized return, as performance information for companies other than the issuer is not appropriate for the prospectus summary.

3. We note your response to comment 4 and revised disclosure on page 5 that you may invest in MIGSIF, LLC in certain situations. Please revise to disclose the proportion of your assets which may be invested in MIGSIF, LLC. Please refer to Instruction 1 of Item 13(c) of Form S-11.

Use of Proceeds, page 23

4. Please revise the "offering expenses" row in your use of proceeds table on page 23 to quantify the estimated offering expenses of $41,000 to be paid by Mr. Medawar. Please also revise footnote (1) to disclose that Mr. Medawar has agreed to pay the offering expenses in exchange for preferred stock that grants him 10-to-1 voting rights on matters submitted to a vote of holders of common stock.

5. We note your response to comment 3. Please revise footnote (3) in your use of proceeds table, which still references your intent to acquire real estate debt in the form of mezzanine or bridge financing.

Management's Discussion and Analysis of Financial Condition, page 27

6. We note that the description of your business plan on pages 27 and 35 for the next twelve months anticipates a timeline in which you will have commenced your offering and acquired your first properties by November 2015. Please revise your business plan to provide an updated timeline for such milestones.

Policies with Respect to Certain Transactions, page 31

7. We note your response to comment 9. Please revise to clarify when the Company will obtain a fairness opinion or engage independent counsel to represent the interests of nonaffiliated security holders. Please also revise to clarify when a vote of a majority of the common stockholders is required as opposed to a vote of 75% of the outstanding shares of common stock. Finally, please clarify whether this policy will be applicable to any proposed investments by you in MIGSIF, LLC.

Cherif Medawar
United Group Fund, Inc.
December 15, 2015
Page 3

<u>Prior Performance of Affiliates, page 44</u>

8. We note your disclosure in footnotes (1) through (3) on page 44. Please revise to disclose how you determined the valuation of these properties and to explain why there is no data for these properties in the table. Please also reconcile the valuations of the three properties with your disclosure on page 41 that Mr. Medawar "is currently managing single family properties located in the northern California area approximately valued at $27 million."

9. We note your tabular disclosure of properties owned by Mr. Medawar in Puerto Rico on page 45. For each property, please revise to disclose the purchase price, the property-type, whether it was a new, used, or construction property, and whether it was sold.

10. We note your disclosure on page 45 that the valuations regarding the properties owned by Mr. Medawar are provided by Mr. Medawar and therefore should not be relied upon by the potential investor. This statement appears to disclaim the issuer's responsibility for information in the offering statement. As this is not consistent with the liability provisions of the Securities Act, please revise the disclosure to remove this disclaimer.

You may contact Bill Demarest at (202) 551-3432 or Jennifer Monick at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel at (202) 551-3799 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Staff Attorney
Office of Real Estate and
Commodities

cc: Jillian Sidoti, Esq. (*via E-mail*)